March 28, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Premier Biomedical, Inc.
Request for Withdrawal of Registration Statement on Form S-1
File No. 333-215900

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Premier Biomedical, Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-215900), together with all exhibits thereto (the “Registration Statement”), with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter. The Registration Statement was filed with the Commission on February 3, 2017 and was not declared effective.

Consistent with the public interest and the protection of investors contemplated by paragraph (a) of Rule 477 of the Securities Act, this request for withdrawal is based upon the Company’s conclusion that the shares registered for resale pursuant to the Registration Statement by the selling stockholders named therein will not be sold. The Company confirms that no securities were sold in connection with the offering.

The Company further requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account with the Commission for future use.

If you have any questions regarding this matter, please contact the Company’s counsel, Brian A. Lebrecht of Clyde Snow & Sessions, P.C., at (801) 433-2453.

Very truly yours,

By:	/s/ William A. Hartman
William A. Hartman
President
Premier Biomedical, Inc.